Mr. Royce Yudkoff, Chairman of the Board
Metrocall Holdings, Inc.
6677 Richmond Highway
Alexandria, VA  22306

November 8, 2004

Dear Mr. Yudkoff,

Scion Capital is of course disappointed that, over the public objections of its two largest shareholders and of ISS, Metrocall’s shareholders voted to approve the merger of Arch Wireless and Metrocall.

Your statement that you approached Arch regarding a renegotiation of the merger validates my feeling that the vote was going poorly for you in the wake of the ISS recommendation to Metrocall shareholders to vote against the merger. But the vote appeared to veer your way in the wake of your skillfully crafted press release of the afternoon of November 4th.

In our view, it is especially disappointing that, so close to the vote, a press release of Metrocall’s would lead to the following Bloomberg headline: “Arch May Seek Renegotiation to Cut Consideration to Metrocall.” We do not feel Metrocall ought to have transmitted to shareholders what we feel was a bluff from the acquirer that was in our opinion so clearly intended to scare Metrocall investors into voting to approve the deal. Also included in that press release, of course, was a reminder that voters who had voted “no” could still change their minds. We wonder if Metrocall’s election eve announcement will raise some questions at the SEC over proper proxy disclosures.

Yet, all this said, the vote today was not all-important. Because the appraisal condition of the merger has not been satisfied, either Metrocall or Arch can still walk away and seek renegotiation. We believe it is in the best interests of Metrocall shareholders for the Board to call Arch’s bluff, as we see it, and seek renegotiation now, as Arch’s stock screams higher because of the value that Metrocall brings to the table.

We have perfected our appraisal rights, and as a result we expect the cash component of the merger will be significantly higher than currently contemplated. In that respect we are heartened that the market is rewarding Arch shareholders so richly for the addition of Metrocall’s business. We certainly agree with Arch shareholders that Arch got a very good buy.

Sincerely,

Michael J. Burry
Managing Member
Scion Capital, LLC

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